Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (860) 665-3581

Charles W. Shivery
Chairman, President and Chief Executive Officer
Northeast Utilities
One Federal Street
Building 111-4
Springfield, MA 01105

> **Re: Northeast Utilities**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 1-05324**

Dear Mr. Shivery:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 12

1. Please expand this disclosure to discuss fully the role of the chief executive officer and other members of management in determining or recommending the amount or form of executive compensation. See Item 407(e)(3)(ii) of Regulation S-K. Please discuss whether the chief executive officer works with the board of trustees or the compensation committee in establishing measures, targets and similar items that affect his compensation and whether the chief executive officer retains the ability to call compensation committee meetings or meet with the consultants on an individual basis. Also specifically identify by title the members of management who work with the compensation consultant and compensation committee to establish performance goals.

Certain Relationships and Related Transactions, page 19

2. Please disclose whether you have policies and procedures that specifically address the review, approval or ratification of any transaction required to be reported under 404(a) of Regulation S-K. If so, please provide the disclosure required by Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 22

3. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. The base salary, non-equity incentive plan compensation and the restricted share units awarded to Mr. Shivery were significantly higher than the amounts received by other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Mix of Compensation Elements, page 25

4. Please provide further analysis about your policies for allocating between compensation based on long-term performance and currently paid out compensation. See Item 402(b)(2)(i) of Regulation S-K. Please explain why the total compensation of higher level officers is based on performance with a long-term focus.

Benchmarking, page 26

5. With respect to your benchmarking activities, to the extent you have benchmarked different elements of your compensation against the utility and general industry survey data, please identify the companies that comprise those surveys. Refer to

Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total 2006 compensation and each benchmarked element of compensation. Please include a discussion of where you target each element of compensation against the peer groups and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Also, discuss how internal equity is taken into consideration in determining the amount of compensation you pay. For example, disclose whether you look at internal equity among officers or as compared to other employees, and specify the employee level you use as a comparison including the acceptable multiple of named executive officer compensation compared to such employee level.

Incentive Compensation, page 28

6. The compensation committee has established operational goals (such as the safety goals and other individual factors mentioned on page 31) and financial goals (cumulative net income, average return on equity, average credit rating and total relative shareholder return) that you have not specified for 2006. See Item 402(b)(2)(v) of Regulation S-K. You also have not provided the operational and financial performance-related factors for 2007. See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, please discuss how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Restricted Share Units, page 34

7. It is difficult to understand how the restricted share unit program functions. Please provide an analysis of why the compensation committee chose to establish the size of restricted share unit pool at a certain level and what the various targets represent. In addition, to facilitate an understanding of the compensation earned, please disclose for the fiscal year (1) the aggregate dollar amount of the funding for the pool, (2) the dollar amount of the maximum amount based on percentage assigned, that an executive officer could be awarded and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006. Please refer to paragraphs (b)(1)(v) and (b)(2)(v) and (vi) of Item 402 of Regulation S-K.

Performance Cash Program, page 36

8. Please provide further analysis about how you determine the amount and, where
    applicable, the formula for each element to pay. See Item 402(b)(1)(v) of
    Regulation S-K. Please explain how the compensation committee determines the
    awards under the performance cash program based upon cumulative net income,
    average return on equity, average credit rating and total relative shareholder
    return. For example, disclose the minimum, target and maximum thresholds for
    each metric or disclose the company's performance relative to the peer group it
    uses. Please disclose the percentage of base salary each named executive officer
    is eligible to receive and clarify what the target represents. Please consider
    presenting this information in a tabular format.

Contractual Agreements, page 40

9. Please describe and explain how you determine the appropriate payment and
    benefit levels under the various circumstances that trigger payments or provision
    of benefits upon termination or a change in control. See Items 402(b)(1)(v) and
    402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various
    multiples of the components of compensation as severance or change-in-control
    payments.

Equity Grants Outstanding at December 31, 2006, page 48

10. Please disclose by footnote the vesting dates of the restricted share units. See
    Instruction 2 to Item 402(f)(2) of Regulation S-K.

Nonqualified Deferred Compensation in 2006, page 52

11. You state that earnings on the deferrals are deemed to be invested in phantom
    funds, which generally mirror investments through the savings plan. Please
    consider Item 402(i)(3)(ii) of Regulation S-K when drafting corresponding
    disclosure.

Potential Payments upon Termination or Change of Control, page 53

12. You have not defined key terms such as "change of control," "cause" or "good
    reason" under the agreements. Please define the terms in this section.

Trustee Compensation, page 62

13. Please disclose the grant date fair value for each restricted share unit award made during 2006. See the Instruction to Item 402(k)(2)(iii) of Regulation S-K.

14. Disclose all assumptions made in the valuation of awards in the stock and options awards columns of the trustee compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in management's discussion and analysis. See the Instruction to Item 402(k) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel